Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

PAN AMERICAN SILVER CORP.

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
August 7, 2024
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “2023 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") (the “Q2 2024 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2023 Annual Financial Statements, and the Q2 2024 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings and loss” and “basic adjusted earnings and loss per share”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q2 2024 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities are available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the New York Stock Exchange (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early-stage projects through construction and into operation.
STRATEGIC DISPOSITION

On May 1, 2024, the Company announced that it has agreed to sell the La Arena gold mine as well as the La Arena II project in Peru, to Zijin Mining Group Co., Ltd. ("Zijin"). Under the agreement, at closing, Zijin will pay $245 million in cash and will grant Pan American a life-of-mine gold net smelter return royalty of 1.5% for the La Arena II project. Additionally, upon commencement of commercial production from the La Arena II project, the agreement provides for an additional contingent payment from Zijin of $50 million in cash. The closing of the transaction is subject to customary conditions and receipt of regulatory approvals. The Company expects the transaction to be completed in the third quarter of 2024.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q2 2024 OPERATIONAL AND FINANCIAL HIGHLIGHTS

Silver production of 4.57 million ounces and gold production of 220.4 thousand ounces
Silver production for the three months ended June 30, 2024 ("Q2 2024") was 4.57 million ounces compared with 6.02 million ounces in the three months ended June 30, 2023 ("Q2 2023"). Gold production for Q2 2024 was 220.4 thousand ounces compared to 248.2 thousand ounces in Q2 2023.
Cash Costs(1) and All-In Sustaining Costs (“AISC”)(1)
Silver Segment Cash Costs per ounce in Q2 2024 were $14.49, $5.19 higher than in Q2 2023. Gold Segment Cash Costs per ounce in Q2 2024 were $1,186, $141 higher than in Q2 2023. Silver Segment AISC for Q2 2024 of $19.07 per ounce were $3.37 per ounce higher than in Q2 2023. Gold Segment AISC for Q2 2024 of $1,584 per ounce were $241 per ounce higher than in Q2 2023.
2024 Operating Outlook
Silver production in Q2 2024 was below the 2024 Quarterly Operating Outlook, as provided in the Company's MD&A dated February 21, 2024, primarily due to: (i) greater than expected impacts from the ventilation challenges at La Colorada; (ii) heavy precipitation events at Cerro Moro that restricted access to the Naty zone; and (iii) lower ore tonnes mined at Dolores due to geotechnical challenges that necessitated changes to the mine design and unusually dry conditions that limited water availability, impacting the leaching cycle in the quarter. The Company successfully commissioned the primary ventilation exhaust system through the new cement-lined, 5.5-meter diameter by 580-meter-deep Guadalupe shaft in mid-July 2024, and mining rates are increasing from the higher-grade deep eastern Candelaria zone at La Colorada.
Silver production for the six months ended June 30, 2024 ("H1 2024") was 9.58 million ounces. With the ventilation improvements now operational at La Colorada, the Company reaffirms its 2024 Operating Outlook for annual silver production towards the low end of its annual guidance range of 21.0 to 23.0 million ounces, due to the shortfall experienced in Q2 2024. Additionally, Management now expects 2024 silver and gold production to be more heavily weighted to the fourth quarter than originally indicated in its 2024 Quarterly Operating Outlook. Based on production and costs to date, the Company reaffirms its 2024 Operating Outlook for gold and zinc, lead and copper ("base metal") production, Silver Segment and Gold Segment Cash Costs and AISC, and sustaining and project capital expenditures, as provided in the Company's MD&A dated February 21, 2024.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q2 2024 of $686.3 million was 7% higher than in Q2 2023.
Net loss of $21.4 million, or $0.06 basic loss per share, was recorded for Q2 2024, compared with net loss of $33.0 million, or $0.09 basic loss per share in Q2 2023.
Adjusted earnings(1) of $40.0 million, or $0.11 basic adjusted earnings per share, in Q2 2024, compared to adjusted earnings of $29.1 million, or $0.08 basic adjusted earnings per share in Q2 2023.
Cash flow from operations, before changes in non-cash working capital: The Company generated $203.3 million in Q2 2024, compared to $106.8 million generated in Q2 2023.
Cash flow from operations, after changes in non-cash working capital: The Company generated $162.7 million in Q2 2024, compared to $117.0 million generated in Q2 2023.
Liquidity and Working Capital: As at June 30, 2024, the Company had Working Capital(1) of $692.0 million, inclusive of cash and short-term investments of $368.6 million, and $750.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt(1) of $809.5 million is related primarily to two senior notes, as well as to certain lease liabilities, construction and other loans payable.
(1)Adjusted earnings, Cash Costs, AISC, Working Capital and Total Debt are non-GAAP measures; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Annual Financial Statements.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING PERFORMANCE

Consolidated(1)

	Three months ended June 30,			Six months ended June 30,
	2024	2023	Variance	2024	2023	Variance
Production
Silver – koz	4,567	6,024	(1,456)	9,576	9,915	(339)
Gold – koz	220.4	248.2	(27.8)	443.3	370.9	72.4
Zinc – kt	10.1	9.3	0.8	19.8	19.9	—
Lead – kt	4.9	4.4	0.5	9.5	9.7	(0.2)
Copper – kt	1.2	1.3	(0.1)	2.9	2.4	0.5
Cash Costs - $ per ounce sold(2)
Silver Segment	14.49	9.29	5.19	13.60	10.73	2.87
Gold Segment	1,186	1,045	141	1,197	1,073	124
AISC - $ per ounce sold(2)
Silver Segment	19.07	15.70	3.37	17.51	14.92	2.58
Gold Segment	1,584	1,342	241	1,582	1,289	292
(1)Please refer to the “Operating Metrics” and “Alternative Performance (Non-GAAP) Measures” sections of this MD&A for mine by mine operating and cost metrics.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Silver Production
Consolidated silver production for Q2 2024 was 4.57 million ounces compared with 6.02 million ounces in Q2 2023. The quarterly decrease was mainly driven by lower production from: (i) a 0.83 million ounce reduction at Cerro Moro attributed to planned mine sequencing into lower silver grade ores and adverse weather conditions which restricted access to the Naty zone, impacting throughput and grades; (ii) a 0.31 million ounce reduction at La Colorada due to ventilation constraints; (iii) a 0.19 million ounce reduction at El Peñon as a result of processing more low-grade stockpiles to overcome mine development delays; and (iv) a 0.18 million ounce reduction at Dolores from mining lower grade ores and a lower ratio of ounces recovered to ounces stacked, as prolonged drought conditions drove down irrigation rates on the leach pad.
Consolidated silver production for H1 2024 was 9.58 million ounces compared with 9.92 million ounces for the six months ended June 30, 2023 ("H1 2023"). The decrease was primarily driven by lower production from (i) a 0.63 million ounce reduction at La Colorada due to ventilation constraints; and (ii) a 0.29 million ounce reduction at Dolores due to the same reasons provided above for Q2 2024. These reductions were partially offset by the contribution of the full six months of production from El Peñon in 2024.
Gold Production
Consolidated gold production for Q2 2024 was 220.4 thousand ounces compared to 248.2 thousand ounces in Q2 2023. The quarterly decrease was primarily driven by: (i) a 10.3 thousand ounce decrease at Cerro Moro due to the previously described adverse weather that impacted throughput and access to higher gold grade zones; (ii) a 10.1 thousand ounce decrease at Dolores due to the same issues affecting silver production; (iii) a 4.6 thousand ounce decrease at Minera Florida due to heavy rains that impacted throughput and mine sequencing; and (iv) a 2.9 thousand ounce decrease at Shahuindo, reflecting lower heap leach production from a lower ratio of ounces recovered to ounces stacked due to heap leach sequencing.
Consolidated gold production for H1 2024 was 443.3 thousand ounces compared with 370.9 thousand ounces in H1 2023. The increase was largely driven by the contribution of the full six months of production in 2024 from the Jacobina, El Peñon, Minera Florida and Cerro Moro mines (together the "Acquired Mines") acquired as part of the acquisition of Yamana Gold Inc. ("Yamana") on March 31, 2023 (the "Yamana Acquisition").

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Base Metal Production
Zinc, lead and copper production in Q2 2024 was 10.1 thousand tonnes, 4.9 thousand tonnes, and 1.2 thousand tonnes, respectively. Zinc and lead production increased 0.8 thousand tonnes and 0.5 thousand tonnes, respectively, compared to Q2 2023, primarily due to increased zinc and lead grades at Minera Florida, Huaron and La Colorada, partially offset by reduced production at San Vicente. Conversely, copper production declined 0.1 thousand tonnes relative to Q2 2023, driven by lower grades at Huaron.
Zinc, lead and copper production in H1 2024 was 19.8 thousand tonnes, 9.5 thousand tonnes, and 2.9 thousand tonnes, respectively. Zinc and lead production were comparable to H1 2023, while copper production increased 0.5 thousand tonnes relative to H1 2023, driven by higher copper grades at Huaron.
Cash Costs
Silver Segment Cash Costs per ounce in Q2 2024 of $14.49 were $5.19 higher than the $9.29 in Q2 2023. The quarterly increase in Cash Costs was driven by: (i) Cerro Moro, from an increase in expensed costs related to the prior quarter benefiting from the sale of acquired Yamana inventories carried at lower allocated costs (the "Acquired Inventory") which the Company acquired as part of the Yamana Acquisition; (ii) San Vicente, reflecting a higher contribution of silver ounces sold at a higher cost per ounce relative to the Silver Segment; and (iii) Manantial Espejo, due to the contribution of low-cost residual sales in Q2 2023 as the mine entered care and maintenance. These factors increasing Cash Costs were partially offset by: (i) Huaron, relating to lower treatment and refining charges from favorable commercial concentrate terms on zinc and lead; and (ii) La Colorada, due to the lower contribution of relatively higher cost silver ounces sold.
Silver Segment Cash Costs per ounce in H1 2024 of $13.60 were $2.87 higher than the $10.73 in H1 2023, reflecting the same factors that impacted the quarter-over-quarter Cash Costs.
Gold Segment Cash Costs per ounce in Q2 2024 were $1,186, $141 higher than Q2 2023 Cash Costs of $1,045, largely reflecting cost increases from: (i) Jacobina and El Peñon, mainly reflecting the increase in expensed costs from the impact of Acquired Inventory similar to Cerro Moro and increased expensed costs at Jacobina further described below; and, (ii) Timmins, primarily from reduced output from mine sequencing partially offset by processing a greater amount of lower grade stockpile ore. These increases were partially offset by: (i) La Arena and Dolores, reflecting a lower contribution of gold ounces produced in the quarter despite a higher cost per ounce relative to Q2 2023.
Gold Segment Cash Costs per ounce in H1 2024 were $1,197, $124 higher than H1 2023 Cash Costs of $1,073, largely reflecting cost increases from: (i) Jacobina and El Peñon, due to the same factors driving the quarter-over-quarter increase; and (ii) Minera Florida, from a higher contribution of relatively higher cost gold ounces sold due to a full six months of operations. These increases were offset by: (i) La Arena and Dolores, reflecting a lower contribution of gold ounces produced year-to-date despite a higher cost per ounce relative to H1 2023.
AISC
Silver Segment AISC for Q2 2024 of $19.07 per ounce were $3.37 per ounce higher than in Q2 2023. The increase primarily reflects previously described factors increasing Cash Costs, partially offset by lower sustaining capital investments at both Huaron and La Colorada for mine deepening and ventilation projects, respectively.
Silver Segment AISC for H1 2024 of $17.51 per ounce were $2.58 per ounce higher than in H1 2023. The increase primarily reflects the same factors that increased Cash Costs, partially offset by lower sustaining capital investments at Huaron, as described above, and Cerro Moro due to decreased exploration and mine equipment investments.
Gold Segment AISC for Q2 2024 of $1,584 per ounce were $241 per ounce higher than in Q2 2023. The increase largely reflects the previously described factors affecting quarter-over-quarter Cash Costs, as well as $22.4 million in cost-increasing net realizable value ("NRV") adjustments at Dolores in Q2 2024, given higher future unit cost projections relative to $6.0 million in cost-decreasing NRV adjustments in Q2 2023, which led to a $146 per ounce

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
quarter-over-quarter increase in Gold Segment AISC. The quarterly increase is partially offset by lower sustaining capital investments, largely at Minera Florida and Shahuindo.
Gold Segment AISC for H1 2024 of 1,582 per ounce were $292 per ounce higher than in H1 2023. The increase largely reflects the previously described factors affecting quarter-over-quarter Cash Costs, as well as $39.0 million in cost-increasing NRV adjustments at Dolores in H1 2024, given higher future unit cost projections relative to $27.0 million in cost-decreasing NRV adjustments in H1 2023, which led to an increase of $176 per ounce in Gold Segment AISC. This was partially offset by lower sustaining capital investments at Shahuindo for water treatment and waste dumps studies.
Silver Segment Operations
La Colorada
At the La Colorada mine, Q2 2024 silver production of 0.84 million ounces was 27% lower than Q2 2023, primarily reflecting lower silver grades and throughput related to the continuation of ventilation constraints, which further limited access to higher silver grade zones of the mine in Q2 2024. Zinc and lead production in Q2 2024 were 3% and 19% higher, respectively, due to mine sequencing. The new Guadalupe ventilation shaft was completed in December 2023, and the installation of the exhaust fans on the surface was substantially completed in Q2 2024 with commissioning in July 2024. Ventilation conditions in the mine improved significantly following the commissioning in July, which is allowing mine rehabilitation and development rates to accelerate. This is expected to steadily increase the number of production areas and lead to higher throughput in H2 2024. Cash Costs increased by $5.43 per ounce relative to Q2 2023, primarily due to further ventilation constraints driving lower mine productivity, resulting in higher unit mining costs per tonne and lower silver production. Q2 2024 AISC of $36.05 per ounce were $7.24 per ounce higher than in Q2 2023, largely reflecting the same factors that affected Cash Costs, as well as a $1.35 per ounce increase from NRV inventory adjustments.
Sustaining capital was lower in Q2 2024 than in Q2 2023 from reduced investments in raise bore ventilation infrastructure and tailings storage facility expansions, partially offset by increased investments in near-mine exploration. Project capital for Q2 2024 of $9.8 million was invested in the La Colorada Skarn project, largely for exploration and engineering, as well as the completion of the Guadalupe ventilation infrastructure.
H1 2024 silver production was 25% lower than in H1 2023, primarily reflecting lower throughput related to continued ventilation constraints and limited access to the higher-grade Candelaria zone of the mine. Cash Costs increased by $7.97 per ounce relative to H1 2023, primarily due to greater ventilation constraints driving lower mine productivity, lower silver grades, higher unit mining costs per tonne, and lower zinc by-product credits. H1 2024 AISC of $29.62 per ounce were $7.62 per ounce higher than in H1 2023, largely reflecting the same factors that affected Cash Costs, partially offset by a $0.79 per ounce decrease in cost-increasing NRV inventory adjustments.
Lower sustaining capital in H1 2024 was related to a reduction in investments in raise bore ventilation infrastructure, tailings storage facility expansions and plant upgrades, partially offset by increased investments in near-mine exploration. During H1 2024, the Company invested $19.3 million in project capital, largely to complete the Guadalupe ventilation infrastructure project and for exploration drilling to advance the La Colorada Skarn project.
Cerro Moro
At the Cerro Moro mine, silver production of 0.57 million ounces and gold production of 17.1 thousand ounces in Q2 2024 were 59% and 38% lower, respectively, than Q2 2023, primarily reflecting planned mine sequencing into lower silver grade ore zones and severe precipitation that restricted access and resulted in delayed mining and processing of ore from the satellite Naty zone. During Q2 2024, Cash Costs of $13.15 per ounce were $16.64 per ounce higher than in Q2 2023, due to the increase in expensed costs related to the Acquired Inventory, together with the impact of lower silver production on costs per ounce. These factors increasing per ounce costs were partially offset by higher gold by-product credits from the ratio of gold to silver produced. Q2 2024 AISC of $20.10

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
per ounce were $15.64 higher than in Q2 2023, largely as result of the same factors affecting Cash Costs, partially offset by lower sustaining capital due to lower investments in exploration and mine equipment.
In H1 2024, silver production of 1.34 million ounces and gold production of 38.0 thousand were 4% lower and 39% higher, respectively, than in H1 2023. The increase in gold was due to an increase in tonnes processed, primarily related to the contribution of the full six months of production from the operation in 2024, while silver production decreased as a result of planned mine sequencing into lower silver grade ores. During H1 2024, Cash Costs of $6.25 per ounce and AISC of $11.92 per ounce were $9.75 per ounce and $7.46 per ounce higher, respectively, than in H1 2023, largely due to the same factors affecting quarter-over-quarter Cash Costs and AISC.
Huaron
At the Huaron mine, silver production of 0.83 million ounces in Q2 2024 was 6% lower than in Q2 2023 primarily due to lower tonnes processed in the current period. Zinc and lead production in Q2 2024 increased 6% and 3%, respectively, while copper production decreased 12% as a result of planned mine sequencing into zinc and lead ore zones and away from copper ore zones. Cash Costs decreased by $5.29 per ounce relative to Q2 2023, primarily reflecting lower treatment and refining charges attributable to favorable commercial concentrate terms relative to Q2 2023, in addition to higher by-product credits from higher copper and zinc prices. Q2 2024 AISC of $7.35 per ounce were $10.83 per ounce lower than in Q2 2023, largely as a result of the same factors that affected Cash Costs, as well as decreased investments in sustaining capital relating to mine ventilation projects and mine equipment. During Q2 2024, the Company invested $13.9 million in project capital for the construction of the new dry-stack tailings storage facility, which is on schedule to be completed in the second half of 2024 and be commissioned thereafter.
In H1 2024, silver production of 1.71 million ounces was 5% lower than in H1 2023 due to lower tonnes processed period-over-period. Zinc and lead production in H1 2024 decreased 9% and 14%, respectively, while copper increased 23% as a result of the lower throughput and mine sequencing from zinc and lead ore zones to copper ore zones. Cash Costs decreased by $1.42 per ounce relative to H1 2023, largely reflecting lower treatment and refining charges, partially offset by higher mining costs per ounce as a result of the production impacts previously described. H1 2024 AISC of $10.48 per ounce were $2.94 per ounce lower than in H1 2023, largely as a result of the same factors that affected quarter-over-quarter AISC. During H1 2024, the Company invested $28.1 million in project capital for the construction of the new dry-stack tailings storage facility.
San Vicente
At the San Vicente mine, silver production in Q2 2024 increased 5%; whereas, zinc, lead and copper production decreased 13%, 6% and 7%, respectively, relative to Q2 2023. This was due to mine sequencing into higher silver grade zones and away from zinc, lead and copper ore zones. Q2 2024 Cash Costs of $15.30 per ounce were $1.96 per ounce lower than in Q2 2023, largely due to more favorable treatment and refining charges, and lower production costs per ounce due to increased silver grades, partially offset by lower by-product credits driven by the decrease in zinc concentrate sold. Q2 2024 AISC of $17.09 per ounce were $1.87 per ounce lower than in Q2 2023, largely as a result of the same factors that affected Cash Costs, partially offset by increased sustaining capital expenditures relating to mine equipment.
In H1 2024, silver production increased 7%. Lead production was comparable to the prior period, while zinc and copper production decreased by 23% and 4%, respectively, from H1 2023. This was predominately due to planned mine sequencing into higher silver grade ore zones from zinc, lead and copper ore zones. H1 2024 Cash Costs of $15.37 per ounce were $1.26 per ounce higher than in H1 2023 largely due to: (i) lower by-product credits, as H1 2023 had benefited from a draw-down of zinc concentrate inventories from the timing of shipments; and (ii) higher royalty expense per ounce sold due to the timing of royalty expense recognition and increased profitability. This was partially offset by: (i) lower production costs per ounce; and (ii) lower treatment and refining charges, as described above. H1 2024 AISC of $17.24 per ounce were $1.91 per ounce higher than in H1 2023, largely as a result of the same factors that affected Cash Costs, in addition to increased sustaining capital expenditures for mine equipment.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Operations
Jacobina
At the Jacobina mine, Q2 2024 gold production of 46.9 thousand ounces was comparable with Q2 2023. Q2 2024 Cash Costs of $1,045 per ounce were $352 higher than in Q2 2023, largely due to an increase in expensed costs related to the Acquired Inventory and an increase in expensed tailings placement costs and expensed mine development costs, as anticipated in the 2024 Operating Outlook as provided in the Company's MD&A dated February 21, 2024. Q2 2024 AISC of $1,276 per ounce was $261 higher than Q2 2023, largely as a result of the same factors affecting Cash Costs. Project capital for Q2 2024 of $3.1 million is related to plant facility infrastructure upgrades and advancing a study to optimize the mine's long-term economics and sustainability.
In H1 2024, gold production of 93.8 thousand ounces was 94% higher than H1 2023. The significant increase primarily reflects the contribution of the full six months of production from the operation. H1 2024 Cash Costs of $990 per ounce and AISC $1,270 per ounce were $297 and $255 higher, respectively, than in H1 2023, largely due to the same factors that impacted the quarter-over-quarter variance. During H1 2024, the Company invested $7.4 million in project capital for the expansion of the plant facility infrastructure and mine optimization study.
El Peñon
At the El Peñon mine, silver production of 0.85 million ounces and gold production of 36.0 thousand ounces in Q2 2024 were 18% lower and 10% higher than in Q2 2023, respectively. This is due to mine sequencing resulting in lower ore tonnes mined and a higher contribution of low-grade stockpiles processed leading to lower production, except the impact on gold was offset by higher gold ounces recovered from metal in circuit drawn down. Cash Costs increased by $96 per ounce relative to Q2 2023, primarily related to the increase in expensed costs related to the Acquired Inventory, in addition to lower gold grades due to the a higher amount of stockpiles processed. Q2 2024 AISC of $1,233 per ounce were $149 per ounce higher than in Q2 2023, largely reflecting the same factors that affected Cash Costs, in addition to increased sustaining capital for near-mine exploration, particularly in-fill drilling, and mine equipment replacements and refurbishments.
H1 2024 silver and gold production were 63% and 107% higher than in H1 2023, primarily due to the contribution of the full six months of production from the operation. Cash Costs increased by $153 per ounce relative to H1 2023, as described above on the quarter-over-quarter variance; partially offset by higher silver by-product credits from the increase in silver prices and a higher proportion of silver to gold sold in the current year. H1 2024 AISC of $1,283 per ounce were $199 higher than in H1 2023, largely as a result of the same factors that affected Cash Costs, as well as higher sustaining capital for near-mine exploration and mine equipment replacements.
Timmins
At the Timmins mine, gold production of 30.7 thousand ounces in Q2 2024 was comparable to Q2 2023. Cash Costs in Q2 2024 of $1,746 increased by $230 per ounce, primarily as a result of processing a greater amount of lower grade stockpile. Q2 2024 AISC of $1,999 per ounce were $247 per ounce higher than in Q2 2023, largely as a result of the increased Cash Costs. Sustaining capital investments were largely comparable quarter-over-quarter, with continued investments in tailings facilities and near-mine exploration. Project capital for Q2 2024 of $2.0 million is related to the construction of the paste plant project and its associated infrastructure, which is expected to provide an engineered backfill that will enhance orebody extraction and mine stability. The project is on schedule and construction is expected to be completed in Q3 2024 with commissioning to begin thereafter.
In H1 2024, gold production of 62.0 thousand ounces was 5% lower than H1 2023, primarily reflecting lower grades due to mine sequencing, partially offset by increased low-grade stockpiles processed. Cash Costs in H1 2024 of $1,693 per ounce increased by $205 per ounce relative to H1 2023, and AISC of $2,007 per ounce were $269 per ounce higher than in H1 2023, largely as a result of the same factors that affected quarter-over-quarter results. Project capital for H1 2024 of $4.8 million is related to the construction of the paste plant project.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Shahuindo
At the Shahuindo mine, gold production decreased by 9% to 31.0 thousand ounces in Q2 2024 relative to Q2 2023, reflecting a lower ratio of ounces recovered to ounces stacked caused by reduced heap leach irrigation rates driven by a deficit of coarse ore in the current phase of the mine plan, partially offset by higher gold grades from mine sequencing. Cash Costs in Q2 2024 were comparable with Q2 2023, while AISC decreased by $171 per ounce, which was driven by a delay in sustaining capital expenditures, largely related to leach pad and waste dump expenditures.
In H1 2024, gold production decreased by 11% to 64.6 thousand ounces relative to H1 2023, largely due to the same reduced heap leach irrigation rates impacting gold production in Q2 2024. Cash Costs in H1 2024 were comparable to H1 2023, while AISC decreased by $76 per ounce, driven by lower sustaining capital expenditures, as explained above.
La Arena
At the La Arena mine, gold production of 21.0 thousand ounces in Q2 2024 was 5% lower than Q2 2023, primarily reflecting lower throughput due to equipment availability, partially offset by higher gold grades from mine sequencing. Q2 2024 Cash Costs of $1,362 per ounce were $87 per ounce higher than in Q2 2023 due to higher mining costs from increased haulage distances and higher processing costs from increased water treatment requirements. AISC of $1,645 per ounce in Q2 2024 increased by $144 relative to Q2 2023, largely as a result of the same factors that affected Cash Costs. Sustaining capital investments were largely comparable quarter-over-quarter, with investments in Q2 2024 relating to waste dump preparation.
In H1 2024, gold production of 39.8 thousand ounces was 6% lower than H1 2023, primarily reflecting a lower ratio of ounces recovered to ounces stacked from timing of leach sequencing, partially offset by higher gold grades from mine sequencing. H1 2024 Cash Costs of $1,303 per ounce were $97 per ounce higher than in H1 2023 due to the same factors affecting Q2 2024 Cash Costs. AISC of $1,587 per ounce in H1 2024 increased by $207 relative to H1 2023, largely as a result of the same factors that affected Cash Costs, as well as a $3.9 million increase in sustaining capital in H1 2024 from a drawdown in accounts payable.
Minera Florida
At Minera Florida, gold production of 18.9 thousand ounces in Q2 2024 was 20% lower than in Q2 2023, largely due to an unscheduled suspension of the mill for approximately 10 days from atypical heavy rains that restricted mine access. Cash Costs in Q2 2024 decreased by $61 per ounce relative to Q2 2023, primarily due to higher by-product credits from higher silver and zinc production and prices, partially offset by an increase in expensed costs related to the Acquired Inventory. Q2 2024 AISC of $1,658 per ounce were $209 per ounce lower than in Q2 2023, largely reflecting the same factors that affected Cash Costs, in addition to a decrease in sustaining capital expenditures per ounce; partially offset by a $69 per ounce cost-increasing NRV inventory adjustment.
Sustaining capital was lower in Q2 2024 than in Q2 2023 due to the postponement of investments to the second half of 2024 for near-mine exploration, mine equipment replacements and refurbishments, and tailings storage facility expansions as a result of the heavy rains.
H1 2024 gold production was 72% higher than in H1 2023, primarily related to the contribution of the full six months of production from the operation. Cash Costs in H1 2024 were comparable to H1 2023. AISC in H1 2024 of $1,736 per ounce were $132 per ounce lower than in H1 2023, largely reflecting the same factors that affected the quarter-over-quarter variance.
Dolores
At the Dolores mine, silver production of 0.44 million ounces and gold production of 18.1 thousand ounces in Q2 2024 were 29% and 36% lower than in Q2 2023, respectively. The decrease in production is due to lower grades and a lower ratio of ounces recovered to ounces stacked, driven by reduced irrigation rates from limited water supply to accommodate a prolonged drought condition during the period. Q2 2024 Cash Costs and AISC of $1,113 per ounce and $2,496 per ounce, respectively, were $221 per ounce and $1,656 per ounce higher, respectively,

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
than in Q2 2023 due to lower gold production and lower by-product credits from lower silver production. Additionally, AISC were impacted by NRV inventory adjustments, which resulted in a $22.4 million cost increase in Q2 2024, given higher future unit cost projections compared to a $6.0 million cost reduction in Q2 2023, partially offset by lower sustaining capital in Q2 2024 given the wind-down of mining activities.
In H1 2024, silver production of 0.87 million ounces and gold production of 36.0 thousand ounces were 25% and 34% lower than in H1 2023, respectively. The reduction is due to the same factors that impacted quarter-over-quarter results. In July 2024, the normal wet season precipitation returned and irrigation rates are being gradually restored. Cash Costs of $1,270 per ounce in H1 2024 were $338 per ounce higher than in H1 2023 due to lower gold production and lower by-product credits from lower silver production. AISC of $2,428 per ounce in H1 2024 were $1,809 per ounce higher than in H1 2023, primarily due to NRV inventory adjustments that resulted in a $39.0 million cost increase in H1 2024 compared to a $27.0 million cost reduction in H1 2023.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
Net losses of $21.4 million and $52.2 million were recorded in Q2 2024 and H1 2024, respectively, compared to net losses of $33.0 million and $16.5 million in the same periods of 2023. This corresponds to a basic loss per share of $0.06 and $0.15, respectively (2023 - $0.09 and $0.06 basic loss per share, respectively).
The following table highlights the difference between the net loss in Q2 2024 and H1 2024 compared with 2023.

	Three months	Six Months
Net loss, period ended June 30, 2023	$(33.0)	$(16.5)	Note
Revenue:
Increased metal prices	$107.0	$135.2
(Lower) higher quantities of metal sold	(80.7)	93.7
Decreased direct selling costs	12.0	17.6
Increased positive settlement adjustments	8.1	11.0
Total increase in revenue	46.4	$257.5	(1)
Cost of sales:
Decreased (increased) production costs	$12.1	$(113.9)
Increased production costs due to NRV adjustments	(29.5)	(64.8)
Increased royalty charges	(2.4)	(7.1)
Increased production costs and royalty charges	$(19.8)	$(185.8)	(2)
Decreased (increased) depreciation and amortization	2.3	(49.0)	(3)
Increased cost of sales	(17.5)	(234.8)
Increased mine operating earnings	28.9	22.7
Decreased impairment charges	42.4	42.4	(4)
Decreased care and maintenance costs	18.1	31.4	(5)
Increased (decreased) investment income	10.9	(6.8)	(6)
Decreased (increased) interest and finance expense	9.0	(2.2)	(12)
Decreased transaction and integration costs	5.5	24.4	(7)
Increase in foreign exchange gains	4.8	15.5	(8)
Decreased exploration and project development expense	2.9	1.1
Other	2.6	0.9
Increased income tax expense	(104.4)	(130.1)	(9)
Increased general and administrative expense	(6.2)	(18.2)	(10)
Increased losses on derivatives	(2.9)	(16.8)	(11)
Net loss, period ended June 30, 2024	$(21.4)	$(52.2)
1)Revenue for Q2 2024 was $46.4 million higher than in Q2 2023. The major variances were: (i) $107.0 million from higher metal prices; and (ii) decreased direct selling costs, primarily at Cerro Moro related to suspended export taxes, and favorable commercial terms at our concentrate operations; partially offset by (iii) an $80.7 million decrease in quantities of metal sold, and lower silver production at La Colorada and Dolores.
Revenue for H1 2024 was $257.5 million higher than in H1 2023. The major variances were: (i) $135.2 million from higher gold, silver and copper prices, which more than offset the lower zinc and lead prices; and (ii) a $93.7 million increase in quantities of metal sold from the contribution of a full six months of production from the Acquired Mines, partially offset by Manantial Espejo being on care and maintenance, and lower silver production at La Colorada and Dolores.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Quantities and realized prices of metal sold for Q2 2024 and H1 2024, and the comparable period in 2023 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Silver	$28.14	$23.45	$25.53	$23.15	4,771	5,719	9,029	10,165
Gold	$2,336	$1,975	$2,204	$1,947	219.1	246.4	447.3	379.8
Zinc	$2,901	$2,515	$2,659	$2,835	8.2	10.0	16.7	20.8
Lead	$2,171	$2,123	$2,122	$2,144	4.3	4.0	7.9	9.3
Copper	$10,515	$8,550	$9,359	$8,701	1.1	1.2	2.4	2.1
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q2 2024 were $19.8 million higher than in Q2 2023. The increase was mainly due to NRV inventory adjustments, which resulted in a $26.7 million cost increase in Q2 2024 compared to a $2.8 million cost reduction in Q2 2023, and a $2.4 million increase in royalty expense, partially offset by a $12.1 million decrease in production costs (excluding NRVs). The NRV inventory adjustments were primarily driven by adjustments to the heap leach pad at Dolores to reflect changes in metal prices and processing and administrative cost assumptions. Excluding the impact of NRVs, the decrease in production costs was primarily due to lower silver and gold sales volumes, partially offset by higher unit operating costs, which largely reflect the accounting impact related to the recategorization of certain costs at the Acquired Mines to being expensed.
Production and royalty costs in H1 2024 were $185.8 million higher than in H1 2023. The increase was mainly the result of: a $113.9 million increase in production costs (excluding NRVs); NRV inventory adjustments, which resulted in a $41.1 million cost increase in H1 2024 compared to a $23.7 million cost reduction in H1 2023; and a $7.1 million increase in royalty expense. The increase in production costs excluding NRVs was largely due to contribution of a full six months of production from the Acquired Mines in 2024 (versus three months in 2023). The NRV inventory adjustments were primarily driven by adjustments to the heap leach pad valuation at Dolores to reflect changes in metal prices and processing and administrative costs assumptions.
3)Depreciation and amortization expense for Q2 2024 was $2.3 million lower than in Q2 2023, primarily due to lower silver and gold sales volumes quarter-over-quarter, which were partially offset by higher depreciation at the Acquired Mines due to the depreciation and amortization expense of the Acquired Mines recorded in Q2 2023 being largely from the sale of Acquired Inventories, which was based on different depreciation rates to those used after the Yamana Acquisition.
Depreciation and amortization expense for H1 2024 was $49.0 million higher than in H1 2023, largely related to the addition of depreciation expense for the Acquired Mines. For the operations other than the Acquired Mines, depreciation expense was largely consistent with variances attributable to changes in sales volume.
4)Impairment charge for Q2 2024 and H1 2024 was $nil compared to an impairment charge of $42.4 million pre-tax ($33.3 million net of tax) in Q2 2023 and H1 2023 that was recorded for the Morococha mine to bring the carrying value of the net assets to the consideration amount prior to the sale.
5)Care and maintenance expense for Q2 2024 was $18.1 million lower than in Q2 2023, due largely to the dispositions of the MARA and Morococha assets in 2023, which in Q2 2023 accounted for $11.5 million and $4.2 million of care and maintenance, respectively, as well as lower expenses at Manantial Espejo.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Care and maintenance expense for H1 2024 was $31.4 million lower than in H1 2023, due to the same factors driving the quarter-over-quarter decrease, with MARA and Morococha accounting for $11.5 million and $11.1 million of care and maintenance costs in H1 2023, respectively, as well as $7.2 million of lower expenses at Manantial Espejo.
6)Investment income for Q2 2024 increased $10.9 million over Q2 2023, primarily due to mark-to-market adjustments in the share price of New Pacific Metals Corp.
Investment loss for H1 2024 was $6.8 million higher than in H1 2023, primarily due to mark-to-market adjustments in the share price of New Pacific Metals Corp.
7)Transaction and integration costs for Q2 2024 and H1 2024 were $nil compared to $5.5 million in Q2 2023 and $24.4 million in H1 2024, respectively, as the Yamana Acquisition was completed on March 31, 2023.
8)Foreign exchange gain for Q2 2024 was $4.8 million higher than in Q2 2023, primarily from the devaluation of monetary liabilities denominated in Brazilian Real and improved trade execution rates in Bolivia. This was partly offset by foreign exchange losses on the appreciation of the Chilean Peso.
Foreign exchange gain for H1 2024 was $15.5 million higher than in H1 2023 primarily from the devaluation of monetary liabilities denominated in Brazilian Real and Chilean Peso, and improved trade execution rates in Bolivia.
9)Income tax expense for Q2 2024 and H1 2024 were $104.4 million and $130.1 million higher than in Q2 2023 and H1 2023, respectively. Aside from the increases in mine operating earnings, the primary reason for this increase is the higher income tax expense from the devaluation of the Mexican Peso and the Brazilian Real, which decreased the base of foreign denominated deductible tax attributes (mainly included in mineral property, plant, and equipment). In Q2 2023 and H1 2023, there were appreciations of the Mexican Peso, Peruvian Sol, and Brazilian Real, which reduced tax expense. The increase in tax expense caused by these movements in foreign currencies were $71.6 million and $89.9 million for Q2 2024 and H1 2024, respectively.
In addition, the tax expense reported for Cerro Moro increased by $11.3 million in Q2 2024 ($26.5 million for H1 2024), which is due to inflation adjustments required under Argentine tax legislation.
10)General and administrative expense for Q2 2024 was $6.2 million higher than in Q2 2023, primarily reflective of the Company's increased scale following the Yamana Acquisition, and higher share-based compensation expense due to the increase in the Company's share price.
General and administrative expense for H1 2024 was $18.2 million higher than in H1 2023 for the same factors driving the quarter-over-quarter increase.
11)Derivative losses for Q2 2024 were $2.9 million higher than Q2 2023, which was largely attributed to unrealized losses on the Brazilian and Peruvian currency hedges, partially offset by unrealized gains on the Chilean currency hedges, compared to gains on the Canadian, Brazilian, and Peruvian currency hedges in Q2 2023.
Derivative losses for H1 2024 were $16.8 million higher than H1 2023, which was largely attributed to unrealized losses on the Brazilian, Chilean, and Canadian currency hedges, compared to gains in the Mexican, Canadian, and Peruvian currency hedges in the prior year.
12)Interest and finance expense for Q2 2024 was $9.0 million lower than in Q2 2023, largely related to $5.5 million interest expense on the SL-Credit Facility in Q2 2023 compared to $nil in Q2 2024, as the SL-Credit Facility remained undrawn in 2024, and decreased accretion expense related to reclamation obligations of $2.0 million, mostly owing to the disposition of the MARA asset in 2023.
Interest and finance expense for H1 2024 was $2.2 million higher than in H1 2023, largely related to the interest expense on the senior notes acquired as part of the Yamana Acquisition (interest was incurred for the full six months in 2024 compared to only three months in 2023). This increase was offset by $7.9 million of interest on the SL-Credit Facility incurred during H1 2023 compared to $nil in H1 2024.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Statement of Cash Flows
Cash flow from operations in Q2 2024 was $162.7 million, $45.7 million higher than the $117.0 million generated in Q2 2023, mainly reflecting increased revenue of $46.4 million and decreased production costs excluding NRVs of $12.1 million, as explained in the Income Statement section above. Further impacting quarter-over-quarter operating cash flow variances were: a decrease in mine care and maintenance expenses of $18.1 million, largely due to the MARA and Morococha dispositions; a decrease in income taxes paid of $19.2 million, and a decrease in non-recurring transaction and integration costs of $5.5 million. These increases were partially offset by a negative quarter-over-quarter variance in changes from non-cash working capital items of $50.8 million.
Changes in non-cash working capital drove a $40.6 million use of cash in Q2 2024 compared with a $10.2 million source of cash in Q2 2023. The $50.8 million quarter-over-quarter change resulted largely from a $15.8 million build-up of inventories in Q2 2024, primarily related to leach pads, and a $17.0 million settlement of accounts payable and accrued liabilities.
Cash flow from operations in H1 2024 was $223.8 million, $55.5 million more than the $168.3 million generated in H1 2023, mainly reflecting increased revenue of $257.5 million, partially offset by increased production costs excluding NRVs of $113.9 million, as previously explained. Further impacting period-over-period operating cash flow variances were: a decrease in mine care and maintenance expenses of $31.4 million, largely due to the MARA and Morococha dispositions; non-recurring transaction and integration costs of $24.4 million incurred in H1 2023; and a decrease in income taxes paid of $8.8 million. These increases were partially offset by a negative quarter-over-quarter variance in changes from non-cash working capital items of $131.2 million and increased general and administrative expenses of $18.2 million.
Changes in working capital, other than cash, drove a $112.6 million use of cash in H1 2024 compared with a $18.6 million source of cash in H1 2023. The $131.2 million quarter-over-quarter change resulted from trade and other receivables and inventory draw-downs in H1 2024 compared with build-ups recorded in H1 2023.
Investing activities in Q2 2024 used $72.7 million, primarily related to $75.9 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q2 2023, investing activities used $53.1 million, primarily related to $113.0 million spent on MPP&E at the Company’s mines and projects, partially offset by the $47.5 million of proceeds from the disposition of the Company's investment in Maverix Metals Inc. ("Maverix").
Investing activities in H1 2024 used $159.2 million, primarily related to $162.8 million spent on MPP&E at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In H1 2023, investing activities generated $274.8 million, primarily related to the $259.5 million of cash acquired with the Yamana Acquisition and $152.8 million from the disposition of the Company's investment in Maverix, partially offset by $151.5 million spent on MPP&E at the Company’s mines and projects.
Financing activities in Q2 2024 utilized $53.2 million compared to $96.2 million used in Q2 2023. In Q2 2024, the Company paid $36.3 million of dividends, spent $12.8 million on lease repayments, and spent $2.8 million for the repurchase and cancellation of Company shares under the share buyback program. In Q2 2023, the Company used $96.2 million, which included net debt repayments of $55.4 million, $36.4 million of dividends paid, and $8.8 million spent on lease repayments.
Financing activities in H1 2024 utilized $125.9 million compared to $169.9 million used H1 2023. In H1 2024, the Company paid $72.8 million of dividends, spent $24.3 million for the repurchase and cancellation of Company shares under the share buyback program, and spent $25.9 million on lease repayments. In H1 2023, the Company used $169.9 million, which included net debt repayments of $104.1 million, $57.5 million of dividends paid, and $12.5 million spent on lease repayments.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Liquidity and Financial Position
Liquidity
The Company's cash and short-term investments increased by $37.2 million during Q2 2024, largely reflecting the contribution from operating cash flow of $162.7 million, partially offset by $75.9 million in MPP&E investments, $36.3 million in dividend payments, $12.8 million in lease payments, and $2.8 million in payments of the remaining unsettled share repurchases from the first quarter of 2024.
Pan American’s investment objectives for its excess cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors.
Working capital of $692.0 million at June 30, 2024 was $73.8 million lower than working capital of $765.8 million at December 31, 2023, largely as a result of the decrease in cash and short-term investments and an increase in income tax payables, partially offset by build-ups of inventories and trade and other receivables, and a decrease of accounts payable and accrued liabilities. The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at June 30, 2024, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving SL-Credit Facility are sufficient to satisfy our 2024 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
The SL-Credit Facility has a limit of $750.0 million plus an accordion feature for up to an additional $250.0 million, which is available at the discretion of the lenders. As of June 30, 2024, the Company was in compliance with all financial covenants under the SL-Credit Facility, which was undrawn. The borrowing costs under the SL-Credit Facility are based on the Company's credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The SL-Credit Facility matures on November 24, 2028.
The Company has senior notes of $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 10(f)(ii) of the 2023 Annual Financial Statements, and in the "Liquidity and Financial Position" section of the Company's annual 2023 Management Discussion and Analysis (the "2023 Annual MD&A"). Since December 31, 2023, there have been no significant changes to these contractual obligations and commitments.
Outstanding Share Amounts
As at June 30, 2024, the Company had approximately 0.5 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $17.53 to CAD $39.48 and a

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
weighted average life of 4.9 years. Approximately 0.2 million of the stock options were vested and exercisable at June 30, 2024, with an average weighted exercise price of CAD $22.81 per share.
On March 4, 2024, the Company obtained approval of its Normal Course Issuer Bid ("NCIB") from the TSX and the NYSE to purchase for cancellation up to 18,232,990 common shares between March 6, 2024 and March 5, 2025. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 151,485 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three and six months ended June 30, 2024, nil and 1,720,366 common shares were repurchased for cancellation under the NCIB at an average price of $14.16 per share for a total consideration of $24.3 million. There were no share repurchases during the three and six months ended June 30, 2023 nor shares held in treasury as at June 30, 2024, June 30, 2023 or December 31, 2023.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 7, 2024
Common shares	363,001
Options	438
Total	363,439
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2024, there were 313.9 million CVRs outstanding, which would be convertible into 15.6 million common shares if the payment conditions are satisfied.
Closure and Decommissioning Provision
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using Management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of June 30, 2024 was $888.1 million (December 31, 2023 - $910.0 million) using inflation rates of between 2% and 5% (December 31, 2023 - between 1% and 5%). The inflated and discounted provision on the statement of financial position as at June 30, 2024 was $422.2 million (December 31, 2023 - $447.1 million), using discount rates between 3% and 12% (December 31, 2023 - between 3% and 11%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be substantially paid through 2078, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q2 2024 were primarily a result of updates to assumed inflation and discount rates, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q2 2024 and H1 2024 as finance expense was $7.9 million and $15.8 million, respectively (Q2 2023 and H1 2023 - $9.9 million and $15.8 million, respectively). Reclamation expenditures incurred during Q2 2024 and H1 2024 were $6.4 million and $12.5 million, respectively (Q2 2023 and H1 2023 - $7.5 million and $8.4 million, respectively).

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

2024	Quarter Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30
Revenue	$601.4	$686.3
Mine operating earnings	$71.0	$116.9
Loss for the period attributable to equity holders	$(30.9)	$(21.9)
Basic loss per share	$(0.08)	$(0.06)
Diluted loss per share	$(0.08)	$(0.06)
Cash flow from operating activities	$61.1	$162.7
Cash dividends paid per share	$0.10	$0.10
Other financial information
Total assets	$7,080.0	$7,043.9
Total long-term financial liabilities(1)	$1,255.2	$1,241.3
Total attributable shareholders’ equity	$4,669.0	$4,610.9
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2023	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30(2)	Sep 30(2)	Dec 31	Dec 31
Revenue	$390.3	$639.9	$616.3	$669.6	$2,316.1
Mine operating earnings	$77.2	$88.0	$66.7	$64.9	$296.8
(Loss) earnings for the period attributable to equity holders	$16.4	$(32.4)	$(19.7)	$(68.0)	$(103.7)
Basic (loss) earnings per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.25)
Diluted (loss) earnings per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.25)
Cash flow from operating activities	$51.3	$117.0	$114.6	$167.4	$450.3
Cash dividends paid per share	$0.10	$0.10	$0.10	$0.10	$0.40
Other financial information
Total assets					$7,213.1
Total long-term financial liabilities(1)					$1,274.8
Total attributable shareholders’ equity					$4,760.7
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.
(2)Amounts differ from those originally reported in the respective quarter due to the finalization of the purchase price allocation, which was retrospectively applied.

2022	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$439.9	$340.5	$338.9	$375.5	$1,494.8
Mine operating earnings (loss)	$66.8	$(31.7)	$(21.8)	$35.0	$48.3
(Loss) earnings for the period attributable to equity holders	$76.5	$(174.0)	$(71.5)	$(172.8)	$(341.8)
Basic (loss) earnings per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Diluted (loss) earnings per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Cash flow from operating activities (1)	$68.8	$20.8	$54.4	$(112.1)	$31.9
Cash dividends paid per share	$0.12	$0.12	$0.11	$0.10	$0.45
Other financial information
Total assets					$3,248.5
Total long-term financial liabilities(2)					$511.8
Total attributable shareholders’ equity					$2,195.5
(1)Cash flow from operating activities in the three months ended December 31, 2022 includes $157.3 million of transaction and integration costs related to the Yamana Acquisition.
(2)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING METRICS

	Three months ended June 30, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente(1)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Total
Ore tonnes mined – kt	131	82	226	99	733	190	363	3,516	2,627	218	1,226	9,412
Waste tonnes mined – kt	—	548	—	—	—	—	—	3,984	4,660	—	2,732	11,925
Tonnes processed – kt	131	95	224	95	762	349	409	3,005	2,627	238	1,811	9,746
Grade
Silver – g/t	217.7	202.6	139.0	280.9		88.8	—	5.7	0.5	31.3	15.0
Gold – g/t	—	5.89	—	—	2.01	3.16	2.43	0.52	0.32	2.64	0.44
Zinc – %	2.01	—	2.54	2.18	—	—	—	—	—	0.90	—
Lead – %	1.25	—	1.63	0.38	—	—	—	—	—	0.32	—
Copper – %	—	—	0.57	0.20	—	—	—	—	—	—	—
Production
Silver – koz	835	570	829	774	1	850	3	67	8	189	440	4,567
Gold – koz	0.5	17.1	—	—	46.9	36.0	30.7	31.0	21.0	18.9	18.1	220.4
Zinc – kt	2.1	—	4.5	1.8	—	—	—	—	—	1.7	—	10.1
Lead – kt	1.4	—	2.8	0.3	—	—	—	—	—	0.5	—	4.9
Copper – kt	—	—	1.0	0.2	—	—	—	—	—	—	—	1.2

	Three months ended June 30, 2023
	La Colorada	Cerro Moro(2)	Huaron	San Vicente(1)	Jacobina(2)	El Peñon(2)	Timmins	Shahuindo	La Arena	Minera Florida(2)	Dolores	Total
Ore tonnes mined – kt	145	106	236	93	781	258	368	3,174	3,007	242	2,819	11,230
Waste tonnes mined – kt	—	532	—	—	—	—	—	4,427	4,768	—	2,539	12,266
Tonnes processed – kt	144	103	238	91	784	333	362	3,144	2,972	264	1,885	10,319
Grade
Silver – g/t	267.9	453.1	139.9	276.9	—	109.7	—	7.2	0.9	20.0	21.5
Gold – g/t	—	8.82	—	—	1.96	3.23	2.63	0.45	0.31	2.90	0.60
Zinc – %	1.67	—	2.33	2.74	—	—	—	—	—	0.43	—
Lead – %	0.94	—	1.41	0.38	—	—	—	—	—	0.10	—
Copper – %	—	—	0.64	0.22	—	—	—	—	—	—	—
Production
Silver – koz	1,146	1,395	886	736	—	1,042	4	72	10	113	619	6,024
Gold – koz	0.6	27.4	0.3	—	48.3	32.7	30.9	34.0	22.2	23.5	28.3	248.2
Zinc – kt	2.0	—	4.3	2.0	—	—	—	—	—	1.0	—	9.3
Lead – kt	1.2	—	2.7	0.3	—	—	—	—	—	0.2	—	4.4
Copper – kt	—	—	1.2	0.2	—	—	—	—	—		—	1.3
(1)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(2)Acquired Mines data in 2023 represent operating results from March 31, 2023 to December 31, 2023.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Six months ended June 30, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente(1)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Total
Ore tonnes mined – kt	253	175	459	187	1,495	405	780	6,448	5,108	433	2,689	18,431
Waste tonnes mined – kt	—	1,254	—	—	—	—	—	8,352	9,180	—	6,360	25,146
Tonnes processed – kt	253	201	454	184	1,531	675	843	5,768	5,108	475	3,631	19,124
Grade
Silver – g/t	261.0	221.7	141.9	292.0	—	90.1	—	6.0	0.5	24.8	15.3
Gold – g/t	—	6.22	—	—	1.99	3.26	2.37	0.51	0.32	2.81	0.45
Zinc – %	2.13	—	2.43	2.43	—	—	—	—	—	0.84	—
Lead – %	1.28	—	1.64	0.34	—	—	—	—	—	0.30	—
Copper – %	—	—	0.68	0.19	—	—	—	—	—	—	—
Production
Silver – koz	1,943	1,336	1,712	1,563	2	1,700	7	137	18	291	869	9,576
Gold – koz	1.0	38.0	—	—	93.8	67.6	62.0	64.6	39.8	40.4	36.0	443.3
Zinc – kt	4.3	—	8.5	3.8	—	—	—	—	—	3.2	—	19.8
Lead – kt	2.7	—	5.4	0.5	—	—	—	—	—	0.8	—	9.5
Copper – kt	0.1	—	2.5	0.3	—	—	—	—	—	—	—	2.9

	Six months ended June 30, 2023
	La Colorada	Cerro Moro(2)	Huaron	San Vicente(1)	Manantial Espejo	Jacobina(2)	El Peñon(2)	Timmins	Shahuindo	La Arena	Minera Florida(2)	Dolores	Total
Ore tonnes mined – kt	316	106	474	185	—	781	258	760	5,957	5,632	242	5,418	20,129
Waste tonnes mined – kt	—	532	—	—	—	—	—	—	7,986	9,723	—	6,649	24,890
Tonnes processed – kt	324	103	475	185	10	784	333	781	5,934	5,503	264	3,707	18,402
Grade
Silver – g/t	268.7	453.1	142.1	268.2	205.1		109.7	—	7.2	0.9	20.0	20.0
Gold – g/t	—	8.82	—	—	2.13	1.96	3.23	2.61	0.48	0.30	2.90	0.60
Zinc – %	1.66	—	2.55	3.19	—	—	—	—	—	—	0.43	—
Lead – %	0.93	—	1.61	0.32	—	—	—	—	—	—	0.10	—
Copper – %	—	—	0.58	0.20	—	—	—	—	—	—	—	—
Production
Silver – koz	2,577	1,395	1,808	1,461	191	—	1,042	8	139	19	113	1,162	9,915
Gold – koz	1.3	27.4	0.5	0.1	1.7	48.3	32.7	65.4	72.8	42.3	23.5	54.7	370.9
Zinc – kt	4.5	—	9.4	4.9	—	—	—	—	—	—	1.0	—	19.9
Lead – kt	2.6	—	6.3	0.5	—	—	—	—	—	—	0.2	—	9.7
Copper – kt	—	—	2.1	0.3	—	—	—	—	—	—		—	2.4
(1)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(2)Acquired Mines data in 2023 represent operating results from March 31, 2023 to December 31, 2023.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Three months ended June 30, 2024	Three months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Production costs	$113.7	$110.5	$310.9	$294.5
Restructuring and end-of-life severance accruals and payments(1)	—	(4.5)	(2.4)	(1.4)
Purchase price allocation inventory fair value adjustment(2)	—	(6.2)	—	(26.0)
NRV inventory adjustments	(2.9)	(3.2)	(23.8)	6.0
On-site direct operating costs	110.7	96.6	284.8	273.2
Royalties	10.6	8.0	5.8	6.0
Smelting, refining and direct selling charges(2)	6.0	18.3	1.0	0.8
Cash cost of sales before by-product credits	127.4	122.8	291.5	280.0
Silver segment by-product credits(2)	(82.2)	(86.8)	—	—
Gold segment by-product credits(2)	—	—	(53.6)	(46.9)
Cash Costs	$45.2	$36.1	$238.0	$233.0

NRV inventory adjustments	2.9	3.2	23.8	(6.0)
Sustaining capital	10.5	20.7	50.1	66.0
Exploration and project development(3)	—	—	—	—
Reclamation cost accretion(4)	0.9	1.0	5.8	6.3
All-in sustaining costs	$59.4	$60.9	$317.7	$299.3

Silver segment silver ounces sold (Moz)	3.1	3.9	—	—
Gold segment gold ounces sold (koz)	—	—	200.6	223.0
Cash costs per ounce sold	$14.49	$9.29	$1,186	$1,045
AISC per ounce sold	$19.07	$15.70	$1,584	$1,342
AISC per ounce sold (excluding NRV inventory adjustments)	$18.12	$14.87	$1,465	$1,369

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Six months ended June 30, 2024	Six months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Production costs	$213.6	$208.6	$603.1	$427.3
Restructuring and end-of-life severance accruals and payments(1)	—	(9.8)	(2.4)	(2.9)
Purchase price allocation inventory fair value adjustment(2)	—	(6.2)	—	(26.0)
NRV inventory adjustments	(0.7)	(3.3)	(40.4)	27.0
On-site direct operating costs	212.9	189.2	560.3	425.4
Royalties	19.0	13.1	11.3	10.1
Smelting, refining and direct selling charges(3)	14.1	32.6	1.9	0.8
Cash cost of sales before by-product credits	245.9	235.0	573.5	436.4
Silver segment by-product credits(3)	(162.8)	(152.5)	—	—
Gold segment by-product credits(3)	—	—	(85.9)	(61.2)
Cash Costs	$83.2	$82.4	$487.6	$375.2

NRV inventory adjustments	0.7	3.3	40.4	(27.0)
Sustaining capital	21.5	27.3	104.8	91.8
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	1.7	1.7	11.6	11.0
All-in sustaining costs	$107.1	$114.7	$644.5	$451.0

Silver segment silver ounces sold (Moz)	6.1	7.7	—	—
Gold segment gold ounces sold (koz)	—	—	407.5	349.8
Cash costs per ounce sold	$13.60	$10.73	$1,197	$1,073
AISC per ounce sold	$17.51	$14.92	$1,582	$1,289
AISC per ounce sold (excluding NRV inventory adjustments)	$17.39	$14.49	$1,482	$1,367
(1)Included in production costs line of the consolidated income statements. Restructuring and end-of-life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(2)Included in production costs line in the consolidated income statements. Purchase price allocation inventory fair value adjustments reflects adjustments to inventory values for inventories acquired as part of Yamana Acquisition.
(3)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(4)Exploration and project development expenditures exclude $3.2 million and $6.0 million for Q2 2024 and H1 2024, respectively (Q2 2023 and H1 2023: $6.1 million and $7.1 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation cost accretion excludes $1.3 million and $2.5 for Q2 2024 and H1 2024, respectively (Q2 2023 and H1 2023: $2.6 million and $3.1 million, respectively) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in millions of USD)	2024	2023	2024	2023
Payments for mineral properties, plant and equipment(1)	$75.9	$113.1	$162.8	$151.5
Add/(Subtract)
Lease Payments(1)	12.8	8.7	25.9	12.5
Repayment of loans(2)	1.7	4.1	3.3	5.9
La Colorada investment (non-sustaining) capital	(9.8)	(11.0)	(19.3)	(20.2)
Jacobina investment (non-sustaining) capital	(3.1)	(5.6)	(7.4)	(5.6)
Huaron investment (non-sustaining) capital	(13.9)	(1.1)	(28.1)	(2.2)
Timmins investment (non-sustaining) capital	(2.0)	(0.7)	(4.8)	(0.7)
MARA investment (non-sustaining) capital	—	(18.6)	—	(18.6)
Other investment (non-sustaining) capital	(0.9)	(2.3)	(6.0)	(3.5)
Sustaining Capital	$60.6	$86.7	$126.3	$119.1
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended June 30, 2024
(In millions of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$24.8	$45.7	$27.2	$16.0	$113.7
NRV inventory adjustments	(2.9)	—	—	—	(2.9)
On-site direct operating costs	21.9	45.7	27.2	16.0	110.7
Royalties	0.1	3.8	—	6.6	10.6
Smelting, refining & direct selling costs	1.1	0.3	3.8	0.9	6.0
Cash Costs before by-product credits	23.1	49.8	31.0	23.5	127.4
Silver segment by-product credits	(6.2)	(41.8)	(27.3)	(6.8)	(82.2)
Cash Costs	$16.9	$8.0	$3.7	$16.7	$45.2

NRV inventory adjustments	2.9	—	—	—	2.9
Sustaining capital	2.9	3.8	1.9	1.9	10.5
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.1	0.4	0.2	0.1	0.9
All-in sustaining costs	$22.8	$12.2	$5.8	$18.6	$59.4

Silver segment silver ounces sold (Moz)	0.63	0.61	0.79	1.09	3.12

Cash cost per ounce sold	$26.62	$13.15	$4.65	$15.30	$14.49
AISC per ounce sold	$36.05	$20.10	$7.35	$17.09	$19.07
AISC per ounce sold (excluding NRV inventory adjustments)	$31.40	$20.10	$7.35	$17.09	$18.12

SILVER SEGMENT	Three months ended June 30, 2023
(In millions of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$28.5	$36.1	$28.4	$12.4	$5.1	$110.5
Restructuring and end-of-life severance accruals and payments	—	(1.0)	—	—	(3.5)	(4.5)
Purchase Price Allocation Inventory Fair Value Adjustment	—	(6.2)	—	—	—	(6.2)
NRV inventory adjustments	(3.2)	—	—	—	—	(3.2)
On-site direct operating costs	25.3	28.9	28.4	12.4	1.6	96.6
Royalties	0.2	3.1	—	4.7	—	8.0
Smelting, refining & direct selling costs	2.8	6.0	7.3	2.2	—	18.3
Cash Costs before by-product credits	28.3	37.9	35.7	19.4	1.6	122.8
Silver segment by-product credits	(7.7)	(42.0)	(27.6)	(6.3)	(3.2)	(86.8)
Cash Costs	$20.6	$(4.1)	$8.1	$13.0	$(1.6)	$36.1

NRV inventory adjustments	3.2	—	—	—	—	3.2
Sustaining capital	4.0	9.0	6.5	1.2	—	20.7
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.2	0.3	0.3	0.1	0.2	1.0
All-in sustaining costs	$28.0	$5.2	$14.9	$14.3	$(1.5)	$60.9

Silver segment silver ounces sold (Moz)	0.97	1.16	0.82	0.75	0.18	3.88

Cash cost per ounce sold	$21.19	$(3.50)	$9.94	$17.26	$(9.36)	$9.29
AISC per ounce sold	$28.82	$4.46	$18.18	$18.96	$(8.33)	$15.70
AISC per ounce sold (excluding NRV inventory adjustments)	$25.52	$4.46	$18.18	$18.96	$(8.38)	$14.87

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Six months ended June 30, 2024
(In thousands of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$51.5	$86.2	$51.2	$24.8	$213.6
NRV inventory adjustments	(0.7)	—	—	—	(0.7)
On-site direct operating costs	50.7	86.2	51.2	24.8	212.9
Royalties	0.2	7.8	—	10.9	19.0
Smelting, refining & direct selling costs	3.0	1.0	7.9	2.1	14.1
Cash Costs before by-product credits	54.0	95.1	59.0	37.8	245.9
Silver segment by-product credits	(13.1)	(85.7)	(49.5)	(14.4)	(162.8)
Cash Costs	$40.9	$9.4	$9.5	$23.4	$83.2

NRV inventory adjustments	0.7	—	—	—	0.7
Sustaining capital	5.3	7.7	5.7	2.7	21.5
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.3	0.8	0.4	0.2	1.7
All-in sustaining costs	$47.2	$18.0	$15.7	$26.2	$107.1

Silver segment silver ounces sold (koz)	1.59	1.51	1.49	1.52	6.12

Cash cost per ounce sold	$25.65	$6.25	$6.34	$15.37	$13.60
AISC per ounce sold	$29.62	$11.92	$10.48	$17.24	$17.51
AISC per ounce sold (excluding NRV inventory adjustments)	$29.18	$11.92	$10.48	$17.24	$17.39

SILVER SEGMENT	Six months ended June 30, 2023
(In thousands of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$62.0	$36.1	$53.1	$29.0	$28.3	$208.6
Restructuring and end-of-life severance accruals and payments	—	(1.0)	—	—	(8.8)	(9.8)
Purchase Price Allocation Inventory Fair Value Adjustment	—	(6.2)	—	—	—	(6.2)
NRV inventory adjustments	(3.2)	—	—	—	(0.1)	(3.3)
On-site direct operating costs	58.8	28.9	53.1	29.0	19.5	189.2
Royalties	0.3	3.1	—	9.5	0.3	13.1
Smelting, refining & direct selling costs	6.0	6.0	13.2	5.9	1.5	32.6
Cash Costs before by-product credits	65.1	37.9	66.3	44.4	21.3	235.0
Silver segment by-product credits	(19.1)	(42.0)	(53.5)	(23.5)	(14.5)	(152.5)
Cash Costs	$46.0	$(4.1)	$12.8	$20.9	$6.8	$82.4

NRV inventory adjustments	3.2	—	—	—	0.1	3.3
Sustaining capital	7.7	9.0	8.8	1.6	0.2	27.3
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.3	0.3	0.6	0.2	0.3	1.7
All-in sustaining costs	$57.2	$5.2	$22.1	$22.7	$7.4	$114.7

Silver segment silver ounces sold (koz)	2.60	1.16	1.65	1.48	0.79	7.69

Cash cost per ounce sold	$17.68	$(3.50)	$7.76	$14.12	$8.56	$10.73
AISC per ounce sold	$22.00	$4.46	$13.42	$15.33	$9.33	$14.92
AISC per ounce sold (excluding NRV inventory adjustments)	$20.77	$4.46	$13.42	$15.33	$9.23	$14.49

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended June 30, 2024
(In millions of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$47.2	$58.9	$50.2	$33.5	$25.6	$39.5	$55.9	$310.9
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	(2.4)	(2.4)
NRV inventory adjustments	—	—	—	—	—	(1.4)	(22.4)	(23.8)
On-site direct operating costs	47.2	58.9	50.2	33.5	25.6	38.1	31.1	284.8
Royalties	1.6	—	1.9	—	—	0.4	1.9	5.8
Smelting, refining & direct selling costs	0.2	0.6	—	—	—	0.1	—	1.0
Cash Costs before by-product credits	49.0	59.6	52.2	33.5	25.6	38.6	33.0	291.5
Gold segment by-product credits	—	(27.3)	(0.1)	(2.4)	(0.2)	(10.5)	(13.2)	(53.6)
Cash Costs	$49.0	$32.3	$52.2	$31.1	$25.4	$28.0	$19.9	$238.0

NRV inventory adjustments	—	—	—	—	—	1.4	22.4	23.8
Sustaining capital	10.3	10.4	7.5	13.5	4.0	4.4	0.1	50.1
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.5	0.4	0.1	0.7	1.3	0.6	2.2	5.8
All-in sustaining costs	$59.8	$43.1	$59.7	$45.3	$30.7	$34.4	$44.6	$317.7

Gold segment gold ounces sold (koz)	46.9	35.0	29.9	31.6	18.7	20.8	17.9	200.6

Cash cost per ounce sold	$1,045	$923	$1,746	$985	$1,362	$1,351	$1,113	$1,186
AISC per ounce sold	$1,276	$1,233	$1,999	$1,435	$1,645	$1,658	$2,496	$1,584
AISC per ounce sold (excluding NRV inventory adjustments)	$1,276	$1,233	$1,999	$1,435	$1,645	$1,590	$1,243	$1,465

GOLD SEGMENT	Three months ended June 30, 2023
(In millions of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$43.3	$68.2	$47.6	$30.3	$33.1	$41.9	$30.2	$294.5
Restructuring and end-of-life severance accruals and payments	(0.1)	—	—	—	—	—	(1.2)	(1.4)
Purchase Price Allocation Inventory Fair Value Adjustment	(12.6)	(12.4)	—	—	—	(1.0)	—	(26.0)
NRV inventory adjustments	—	—	—	—	—	—	6.0	6.0
On-site direct operating costs	30.5	55.8	47.6	30.3	33.1	40.9	35.0	273.2
Royalties	1.4	0.1	1.8	—	—	0.3	2.4	6.0
Smelting, refining & direct selling costs	—	—	—	—	—	0.7	—	0.8
Cash Costs before by-product credits	31.9	55.9	49.5	30.3	33.1	41.9	37.4	280.0
Gold segment by-product credits	—	(25.9)	—	(0.8)	(0.3)	(7.0)	(12.8)	(46.9)
Cash Costs	$31.9	$30.0	$49.4	$29.5	$32.8	$34.9	$24.6	$233.0

NRV inventory adjustments	—	—	—	—	—	—	(6.0)	(6.0)
Sustaining capital	14.5	8.8	7.6	18.0	4.1	10.5	2.6	66.0
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.4	0.5	0.1	0.9	1.6	0.7	2.0	6.3
All-in sustaining costs	$46.7	$39.3	$57.1	$48.3	$38.6	$46.1	$23.2	$299.3

Gold segment gold ounces sold (koz)	46.0	36.3	32.6	30.1	25.7	24.7	27.6	223.0

Cash cost per ounce sold	$693	$828	$1,517	$978	$1,275	$1,412	$892	$1,045
AISC per ounce sold	$1,015	$1,084	$1,752	$1,605	$1,501	$1,868	$840	$1,342
AISC per ounce sold (excluding NRV inventory adjustments)	$1,015	$1,084	$1,752	$1,605	$1,501	$1,868	$1,058	$1,369

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Six months ended June 30, 2024
(In thousands of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$88.7	$103.1	$103.3	$70.2	$52.9	$76.1	$108.8	$603.1
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	(2.4)	(2.4)
NRV inventory adjustments	—	—	—	—	—	(1.4)	(39.0)	(40.4)
On-site direct operating costs	88.7	103.1	103.3	70.2	52.9	74.7	67.4	560.3
Royalties	3.0	—	3.9	—	—	0.7	3.7	11.3
Smelting, refining & direct selling costs	0.4	1.1	0.1	—	—	0.3	—	1.9
Cash Costs before by-product credits	92.1	104.2	107.3	70.2	52.9	75.7	71.1	573.5
Gold segment by-product credits	(0.1)	(43.4)	(0.1)	(3.9)	(0.5)	(14.6)	(23.3)	(85.9)
Cash Costs	$92.1	$60.8	$107.2	$66.3	$52.4	$61.1	$47.9	$487.6

NRV inventory adjustments	—	—	—	—	—	1.4	39.0	40.4
Sustaining capital	25.0	17.9	19.7	22.5	8.9	10.7	0.2	104.8
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	1.0	0.8	0.2	1.4	2.5	1.2	4.5	11.6
All-in sustaining costs	$118.1	$79.5	$127.1	$90.3	$63.7	$74.3	$91.5	$644.5

Gold segment gold ounces sold	93.0	61.9	63.3	68.5	40.2	42.8	37.7	407.5

Cash cost per ounce sold	$990	$981	$1,693	$967	$1,303	$1,426	$1,270	$1,197
AISC per ounce sold	$1,270	$1,283	$2,007	$1,317	$1,587	$1,736	$2,428	$1,582
AISC per ounce sold (excluding NRV inventory adjustments)	$1,270	$1,283	$2,007	$1,317	$1,587	$1,702	$1,393	$1,482

GOLD SEGMENT	Six months ended June 30, 2023
(In thousands of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$43.3	$68.2	$97.9	$71.2	$57.7	$41.9	$47.2	$427.3
Restructuring and end-of-life severance accruals and payments	(0.1)	—	—	—	—	—	(2.8)	(2.9)
Purchase Price Allocation Inventory Fair Value Adjustment	(12.6)	(12.4)	—	—	—	(1.0)	—	(26.0)
NRV inventory adjustments	—	—	—	—	—	—	27.0	27.0
On-site direct operating costs	30.5	55.8	97.9	71.2	57.7	40.9	71.3	425.4
Royalties	1.4	0.1	3.8	—	—	0.3	4.6	10.1
Smelting, refining & direct selling costs	—	—	0.1	—	—	0.7	—	0.8
Cash Costs before by-product credits	31.9	55.9	101.8	71.2	57.7	41.9	75.9	436.4
Gold segment by-product credits	—	(25.9)	(0.1)	(2.6)	(0.6)	(7.0)	(25.0)	(61.2)
Cash Costs	$31.9	$30.0	$101.7	$68.6	$57.2	$34.9	$50.9	$375.2

NRV inventory adjustments	—	—	—	—	—	—	(27.0)	(27.0)
Sustaining capital	14.5	8.8	16.8	30.5	4.9	10.5	5.8	91.8
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.4	0.5	0.2	1.8	3.3	0.7	4.1	11.0
All-in sustaining costs	$46.7	$39.3	$118.8	$100.9	$65.4	$46.1	$33.8	$451.0

Gold segment gold ounces sold	46.0	36.3	68.3	72.4	47.4	24.7	54.6	349.8

Cash cost per ounce sold	$693	$828	$1,488	$948	$1,206	$1,412	$932	$1,073
AISC per ounce sold	$1,015	$1,084	$1,738	$1,393	$1,380	$1,868	$619	$1,289
AISC per ounce sold (excluding NRV inventory adjustments)	$1,015	$1,084	$1,738	$1,393	$1,380	$1,868	$1,113	$1,367

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2024 and 2023, to the net earnings for each period.

	Three months ended June 30,		Six months ended June 30,
(In millions of USD, except as noted)	2024	2023	2024	2023
Net loss for the period	$(21.4)	$(33.0)	$(52.2)	$(16.5)
Adjust for:
Impairment charges	—	42.4	—	42.4
Unrealized foreign exchange (gains) losses	(6.7)	1.7	(11.5)	1.0
Net realizable value heap inventory expense	31.0	6.0	51.8	2.1
Acquired Mines fair value inventory expense	—	32.3	—	32.3
Derivative unrealized losses	1.2	4.9	11.7	3.1
Loss from associates	—	—	0.1	0.4
Severance provisions	2.4	8.2	2.6	20.9
Mineral property, plant and equipment losses on sale	1.2	1.9	0.9	1.7
Litigation provisions	—	—	2.8	—
Transaction and integration costs	—	5.5	—	24.4
Investment (income) loss	(3.0)	7.9	7.8	1.0
Closure and decommissioning liability	(2.0)	(0.7)	(1.7)	1.9
Effect of taxes on adjusting items	(5.1)	(18.8)	(12.3)	(19.2)
Effect of foreign exchange on taxes	42.4	(29.2)	44.7	(45.2)
Total adjustments	$61.4	$62.1	$96.9	$66.8
Adjusted earnings for the period	$40.0	$29.1	$44.7	$50.3
Weighted average shares for the period	363.0	364.4	363.7	288.0
Adjusted earnings per share for the period	$0.11	$0.08	$0.12	$0.17
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the SL-Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; and risks related to its relations with employees and local communities where we operate. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated March 26, 2024 (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2023 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2023 Annual Financial Statements under Note 10 "Financial Instruments" and in the Q2 2024 Financial Statements under Note 4 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2024.
The following provides a description of the risks related to financial instruments and how Management manages these risks:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.
The Company did not have any base metal or diesel contracts outstanding during the six months ended June 30, 2023 or 2024.
Trading Activities and Credit Risk
The zinc, lead, copper, and silver concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at June 30, 2024, we had receivable balances associated with buyers of our concentrates of $17.6 million (December 31, 2023 - $17.5 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. As at June 30, 2024, we had approximately $16.1 million (December 31, 2023 - $10.8 million) contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2024, we had made $14.7 million of supplier advances (December 31, 2023 - $10.4 million), which are reflected in "Trade and other receivables" on the Q1 2024 Financial Statements.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, Management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $38.8 million in CAD, $0.8 million in ARS, $4.3 million in MXN, $5.1 million in BOB, $4.5 million in PEN, $1.1 million in BRL, $1.8 million in CLP, and $0.1 million in Guatemalan quetzales as at June 30, 2024.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
At June 30, 2024, Pan American had the following outstanding positions on foreign currency exposure of purchases:

	USD Notional	Weighted Average USD Forward Rate	Weighted Average USD Put Rate	Weighted Average USD Call Rate	Expiry Dates
Mexican peso collars(1)	$6.0		$17.81	$19.00	July 2024 to December 2024
Mexican peso forwards	$21.6	$18.81			July 2024 to December 2025
Peruvian sol forwards	$27.0	$3.86			July 2024 to December 2024
Canadian dollar collars(2)	$9.0		$1.36	$1.42	July 2024 to December 2024
Canadian dollar forwards(3)	$48.0	$1.39			July 2024 to December 2024
Chilean peso collars(4)	$24.0		$903	$968	July 2024 to December 2024
Chilean peso forwards	$66.0	$938			July 2024 to December 2025
Brazilian real collars(5)	$18.0		$5.28	$5.65	July 2024 to December 2024
Brazilian real forwards	$48.0	$5.38			July 2024 to December 2025
(1)Mexican peso collars: $6.0 million of notional is related to enhanced collars with participation between average strike rates of $17.81 and $19.00. At each monthly expiry, if MXN is above an average strike of $19.00, MXN is exercised at an average conditional strike of $17.81 at a 30% increase in notional.
(2)Canadian dollar collars: $9.0 million of notional is related to enhanced collars with participation between average strike rates of $1.36 and $1.42. At each monthly expiry, if CAD is above an average strike of $1.42, CAD is exercised at an average conditional strike of $1.41.
(3)Canadian dollar forwards: Of the $48.0 million of notional outstanding, $18.0 million of notional is related to enhanced forwards with reset strikes at $1.35 if CAD trades outside an average range of $1.30 to $1.41. Once the enhanced forward is reset, the reset strike applies for the notional if below the reset strike and for a 33% increase in notional above the reset strike.
(4)Chilean peso collars: $24.0 million of notional is related to enhanced collars with participation between average strike rates of $903 and $968. At each monthly expiry, if CLP is above an average strike of $968, CLP is exercised at an average conditional strike of $926.
(5)Brazilian real collars: $18.0 million of notional is related to enhanced collars with participation between average strike rates of $5.28 and $5.65. At each monthly expiry, if BRL is above an average strike of $5.65, BRL is exercised at an average conditional strike of $5.28 at a 30% increase in notional.
The Company recorded the following derivative gains and losses on currencies for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mexican peso (losses) gains	$(0.4)	$0.9	$(0.4)	$2.3
Peruvian sol (losses) gains	(0.8)	1.2	(0.4)	2.0
Canadian dollar (losses) gains	(0.3)	1.7	(2.0)	2.2
Chilean peso gains (losses)	5.3	(2.8)	(3.7)	(2.8)
Brazilian real (losses) gains	(4.6)	0.9	(4.8)	0.9
	$(0.8)	$1.9	$(11.3)	$4.6
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flows and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude or ideology in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For example, Argentina has in the past and continues to have many highly restrictive policies with respect to foreign investment, currency controls, taxation, import and export controls, and restrictions on the ownership and use of lands, including bans on mining and the use of cyanide in certain provinces and restrictions on the amount

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
of lands that foreign entities, directly or indirectly, can have an ownership interest in. In some cases, changes in laws, investment policies or political agendas may result in the loss of properties or rights that are valuable or that might otherwise be beneficial or needed in connection with our operations, or involve significant amounts payable, including the potential for fines and/or penalties.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the mining law (the "Decree"), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities; and potentially requiring Indigenous Peoples’ (ILO 169) consultation. The mining law reforms introduced in the Decree have still not been implemented and have been challenged by many mining companies, as well as Congress, on constitutional grounds. Additional constitutional reforms were presented by the President of Mexico in February 2024 that could also impact mining, including restrictions on water use and future open pit mining. It is too early to speculate on whether any of these more recent proposed reforms will actually be enacted and become part of the Constitution of Mexico. Should the May 2023 changes to the mining law or the more recent reforms be implemented, we expect that they would have impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined but which could be material.
Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Operations at our La Colorada mine were temporarily suspended in October 2023 due to security concerns at the mine site and surrounding area following an armed robbery of two trailers of concentrate from the operation. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that the La Colorada security incident or other security incidents, in the future, will not have a material adverse effect on our operations.
Taxation Risks
As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has often been identified as a source of revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource-rich countries. Audits and inquiries have become more frequent and extensive, consuming significant management time and attention. The addition of new taxes, the re-interpretation of existing tax laws and regulations, and increasingly aggressive and sometimes very marginal or groundless positions taken by tax authorities, specifically those aimed at mining companies, could have a significant impact on our operations and may have material direct effects on our profitability and our financial results. In some cases, if tax claims are resolved against that Company, these could also include significant interest and penalties. Such tax matters are increasingly being seen in the jurisdictions in which we operate.
The Company has ongoing tax audits in many of its jurisdictions that could ultimately result in a change in the Company’s determination of taxes, for example in Mexico where the tax authorities have asserted differences in

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
tax treatment compared to those taken by the Company or predecessor entities in certain prior years and which could involve the potential for significant amounts of additional taxes. There is a risk that the Company may receive assessments or reassessments in connection with these audits, or that it might otherwise have some liability in connection therewith. While the Company has and, where appropriate, will continue to dispute unreasonable or unsupported tax claims, if it is unsuccessful or is otherwise subject to an unfavourable resolution of any such tax matters, the amount of the taxes, penalties and fees payable by the Company as a result of such audits, assessments, reassessments, or related obligations may be significant, and may have a material adverse impact on the Company’s profitability and financial results.
On December 30, 2020, the Argentine government issued Decree 1060/2020 that established a 4.5% to 8.0% export tax rate on dore and concentrate net revenues. Notwithstanding, (a) Cerro Moro, owned by Estelar Resources SA, is entitled to tax stability pursuant to Argentina’s Mining Investment Law No. 24,196, which would allow Estelar Resources SA to recover amounts paid in excess corresponding to taxes/tax rates increasing the overall Cerro Moro tax burden at the time of the filing of the 2012 feasibility study; and (b) the government has not enacted new legislation extending the export duty rate of eight percent (8%) for goods included in the gold tariff codes, which for the time being is no longer applicable. On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021. The Base Law (Ley Bases), enacted on July 9, 2024, establishes certain tax benefits in favor of special investment vehicles entering into the Large Investment Promotion Regime (RIGI) under certain circumstances and upon compliance of applicable investment obligations. The unique and uncertain regulatory and economic situation in Argentina has also separately resulted in heightened complexity in interpretation of tax laws and regulations that, depending on the ultimate outcome, could be significant.
In July 2022, a tax reform bill was being discussed in Chile, however, on March 8, 2023, the Chamber of Deputies rejected the bill. The government is currently in consultations prior to introducing a new bill. In addition, there was a Specific Mining Tax bill enacted in May 2023. The bill is effective January 1, 2024 and imposes a new mining royalty of 1% of ad valorem value on copper and lithium and removes the deduction of the mining tax previously allowed in calculating the mining tax payable.
In December 2022, the Brazilian government introduced new transfer pricing rules to adopt the Organisation for Economic Co-operation and Development (“OECD”) arm length’s principal for cross-border transactions. These rules align Brazil with OECD countries and pave the way for Brazil to join the OECD. The rules came into effect on January 1, 2024.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in Note 33 of the Company's 2023 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2024. As a consequence of the Yamana Acquisition, the Company also assumed various claims and legal proceedings including, among others, numerous individual labour and tax claims in Argentina and Brazil and exposures with respect to contractual indemnities. While these claims may not be considered material individually and, in some cases, may be settled for amounts much less than the original amounts claimed, the aggregate amounts claimed against us, if successful, could be material.
In Peru, there are many claims from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may also be subject to collective settlement obligations with our employees and contractors relating to closures of our operations, and such obligations may be significant.
In Guatemala, the mining license for the Escobal mine was suspended in July 2017, pending completion of an ILO 169 consultation process. The ILO 169 pre-consultation was completed in 2022 and the substantive consultation process commenced, however the process, timing, and outcome of the ILO 169 consultation remains uncertain. A

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
new government took office in Guatemala in January 2024, and we had our first meeting with the new Guatemala Ministry of Energy and Mines (“Guatemala MEM”) in February 2024. A meeting for the ILO 169 consultation was also held in February 2024, with the newly appointed Vice Minister of Energy and Mines and Xinka representatives, during which a presentation on the observations of the Xinka’s appointed consultants was communicated. It is anticipated that the change of government may result in further delays to the completion of the ILO 169 consultation as the new government familiarizes itself with the process and develops its position on the process completed to date, future meeting requirements and the possibility of further Xinka community consultations, information requirements and potential agreements. Currently, initiatives are also being discussed in the Energy and Mines Commission of the Congress of Guatemala, which propose different terms for mining moratoriums. To date, there are no final proposals to Congress for approval and it is unknown how these proposals, if presented and approved, may affect mining rights, including the Escobal mine.

In early May 2021, Pan American Silver Guatemala S.A. ("PAS Guatemala") and the Guatemala MEM were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Nevertheless, the action sought injunctive relief to prevent future mining activities at Escobal. The claims and related request for an injunction against both the Guatemala MEM and against PAS Guatemala have subsequently been denied by the Constitutional Court.
As reported in our Annual Information Form dated March 26, 2024, certain individuals asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. This matter has been concluded in the Company's favour. The individuals also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this SEDATU process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. We appealed this dismissal, which was also rejected. The matter is now before the national office of SEDATU for further consideration and we will continue to oppose the SEDATU process and the application for a declaration of national lands. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. For example, the Canadian federal government passed Bill C-59, which received Royal Assent in June 2024. Among other things, Bill C-59 implemented amendments to the Competition Act related to public statements made by an entity regarding actions taken to protect or restore the environment or mitigate the effects of climate change. The amendments create significant uncertainty regarding how Canadian companies may publicly communicate their environmental and climate performance. The amendments also impose significant financial penalties for non-compliance. The Canadian Competition Bureau has indicated that guidance regarding the amendments will be provided, but it has not been released to date.
Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
Canadian taxation matters
On August 4, 2023, the federal Department of Finance released significant new draft legislative proposals, including a 2% share buyback tax and changes to the general anti-avoidance rule that both came into force as of January 1, 2024. The proposals also included a new 15% global minimum tax; and a new interest deduction limitation based on a percentage of the EBITDA (also referred to as the EIFEL rules).
The Canadian federal government passed Bill C-59, which received Royal Assent on June 20, 2024. Among other things, Bill C-59 implemented a Canadian interest deduction limitation set at 30% of the EBITDA (as calculated for tax purposes), which is expected to limit the deduction of some of the interest expense in Canada. The EIFEL rules are effective for taxation year-ends that begin after September 30, 2023. The Company is assessing the impact on its consolidated financial statements for 2024 and subsequent years. It is expected that the new rules described above will have an impact on the Company's taxable income, but is not expected to result in a material impact on its consolidated financial statements.
On June 20, 2024, Bill C-69 received Royal Assent. Bill C-69 includes the Pillar Two rules published by the OECD and applies to fiscal years beginning on or after December 31, 2023. The Pillar Two model rules impose a 15% global minimum tax applicable to large multinational enterprises, to be applied in each country. The Company is

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
assessing its potential tax implications resulting from these rules, but does not expect any material impact on its consolidated financial statements.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2023 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Classification of Liabilities as Current and Non-Current (Amendments to IAS 1)
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if Management intends or expects to settle the liability within twelve months. The amendment introduced a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were implemented effective January 1, 2024. The implementation of this amendment did not have a material impact on the Company.
Future changes in accounting standards
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2023 Annual Financial Statements, for the Company's summary of significant accounting policies.
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
DC&P
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the Securities and Exchange Commission ("SEC")).
As of December 31, 2023, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our Management, including our CEO and CFO.
ICFR
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2023 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2023. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s 2023 Annual Financial Statements.
Changes in ICFR
There has been no change in the Company's ICFR during the three and six months ended June 30, 2024 that materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President, Exploration, each of whom is a Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding Pan American’s material mineral properties, please refer to Pan American’s most recently filed Annual Information Form, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the impacts of inflation on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the SL-Credit Facility or otherwise, to sustain our business and operations; the timing and outcome with respect to Pan American's environmental, social and governance activities, and Pan American's corporate social responsibility activities and our reporting in respect thereof; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the SEDATU process with respect to a portion of the La Colorada mine’s surface lands; the timing and success of site infrastructure upgrades at the La Colorada mine; the ability of Pan American to successfully complete any capital projects including at La Colorada, Huaron and Timmins, and any anticipated economic or operational benefits to be derived from those projects; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; anticipated mineral reserves and mineral resources; the costs associated with the Company's decommissioning obligations; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; and all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, CLP, BRL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Chile, Brazil, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; risks related to taxation, including but not limited to the results of ongoing tax audits; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of any epidemics or pandemics on our operations and workforce, and their effects on global economies and society; those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Pan American reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Pan American prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	41